FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940


1.   Name and Address of Reporting Person

FITZGERALD             JEANETTE
 (Last)              (First)          (Middle)

2415 Midway Road, Ste. 115
(Street)

Carrollton              TX            75006
City)                (State)          (Zip)

2.   Issuer Name and Ticker or Trading Symbol

WINCROFT, INC.  WINN

3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      2/99

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     _____Director       _____10% Owner
     _____Officer (give  ___x__Other (specify
                   title          below) Final Report
                   below)


 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

     2/99

3.   Transaction  Code  (Instr. 8)


4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

     (D)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
                  25,000   (D)

 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
     25,000   (D)

7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)


 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                  Amount or Number of Shares


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)


Explanation of Responses:


BY:  /S/ JEANETTE FITZGERALD
     JEANETTE FITZGERALD